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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 12b-25

                        Commission File Number: 0-19352


                   NOTIFICATION OF LATE FILING OF FORM 10-K

                      For the Period Ended June 30, 1998


                        PART 1.  REGISTRANT INFORMATION

Full name of registrant: AgriBioTech, Inc.
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Former name if applicable: N/A

Address of Principal executive office (Street and number):
120 Corporate Park Drive
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(City, State and Zip Code): Henderson, Nevada  89014
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                       PART II.  RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X] (b) The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed time period:

     Recent developments have required the Registrant to devote substantially all of its attention and energy to certain business matters. Accordingly, the Registrant is unable to complete and file its Form 10-K within the prescribed time period without unreasonable effort and expense.

                          PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

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          Henry A. Ingalls           (702)             566-2440
             (Name)               (Area Code)     (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If the answer is no, identify report(s).

                                               [X]  Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                               [X]  Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company expects to report net earnings of approximately $387,000 in fiscal 1998, including an income tax benefit of approximately $2.9 million, as compared to a net loss of $2,714,000 in fiscal 1997.

                               AgriBioTech, Inc.
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                 (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 28, 1998                  By:    /s/ Henry A. Ingalls
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                                              Henry A. Ingalls
                                              Title: Chief Financial Officer

     Instruction.  The form may be signed by an executive officer of the
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registrant or by any other duly authorized representative. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION:

     Intentional missstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
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